                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                                  Leapnet, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock (Par Value $.01 Per Share)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    521864207
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Donald E. Figliulo, Esq.
                         Wildman, Harrold, Allen & Dixon
                        225 West Wacker Drive, Suite 2800
                          Chicago, Illinois 60606-1229
                                 (312) 201-2000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
                              (Page 1 of 15 pages)

----------------------------------------------------------------------------------------------------------------------
CUSIP No.  521864207                                    13D                                              Page 2 of 15
----------------------------------------------------------------------------------------------------------------------
(1)        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Robert M. Figliulo
----------------------------------------------------------------------------------------------------------------------

(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a) / /
                                                                                                              (b) /X/
----------------------------------------------------------------------------------------------------------------------

(3)        SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS*

           PF, OO
----------------------------------------------------------------------------------------------------------------------
(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                              N/A / /

----------------------------------------------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
----------------------------------------------------------------------------------------------------------------------
             NUMBER OF SHARES               (7)      SOLE VOTING POWER
            BENEFICIALLY OWNED
            BY EACH REPORTING                        517,777
               PERSON WITH
----------------------------------------------------------------------------------------------------------------------
                                            (8)      SHARED VOTING POWER

                                                     0
----------------------------------------------------------------------------------------------------------------------
                                            (9)      SOLE DISPOSITIVE POWER


                                                     517,777
----------------------------------------------------------------------------------------------------------------------
                                            (10)     SHARED DISPOSITIVE POWER

                                                     0
----------------------------------------------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           517,777
----------------------------------------------------------------------------------------------------------------------

(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                                                               / /


----------------------------------------------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.9%
----------------------------------------------------------------------------------------------------------------------

(14)       TYPE OF REPORTING PERSON*

           IN
----------------------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------------------------------------------------------------------------------------------------------
CUSIP No.  521864207                                    13D                                              Page 3 of 15
----------------------------------------------------------------------------------------------------------------------
(1)        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David A. Figliulo
----------------------------------------------------------------------------------------------------------------------

(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a) / /
                                                                                                              (b) /X/
----------------------------------------------------------------------------------------------------------------------
(3)        SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS*

           PF, OO
----------------------------------------------------------------------------------------------------------------------
(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                              N/A / /
----------------------------------------------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
----------------------------------------------------------------------------------------------------------------------
             NUMBER OF SHARES               (7)      SOLE VOTING POWER
            BENEFICIALLY OWNED
            BY EACH REPORTING                        357,131
               PERSON WITH
----------------------------------------------------------------------------------------------------------------------
                                            (8)      SHARED VOTING POWER

                                                     0
----------------------------------------------------------------------------------------------------------------------
                                            (9)      SOLE DISPOSITIVE POWER


                                                     357,131
----------------------------------------------------------------------------------------------------------------------
                                            (10)     SHARED DISPOSITIVE POWER

                                                     0
----------------------------------------------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           357,131
----------------------------------------------------------------------------------------------------------------------
(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                                                               / /

----------------------------------------------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.1%
----------------------------------------------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON*

           IN
----------------------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------------------------------------------------------------------------------------------------------
CUSIP No.  521864207                                    13D                                              Page 4 of 15
----------------------------------------------------------------------------------------------------------------------
(1)        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SPRI Acquisition Corp.    36-4480077
----------------------------------------------------------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a) / /
                                                                                                              (b) /X/
----------------------------------------------------------------------------------------------------------------------
(3)        SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS*

           OO
----------------------------------------------------------------------------------------------------------------------
(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                              N/A / /
----------------------------------------------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------------------------------------------------
             NUMBER OF SHARES               (7)      SOLE VOTING POWER
            BENEFICIALLY OWNED
            BY EACH REPORTING                        0
               PERSON WITH
----------------------------------------------------------------------------------------------------------------------
                                            (8)      SHARED VOTING POWER

                                                     0
----------------------------------------------------------------------------------------------------------------------
                                            (9)      SOLE DISPOSITIVE POWER


                                                     0
----------------------------------------------------------------------------------------------------------------------
                                            (10)     SHARED DISPOSITIVE POWER

                                                     0
----------------------------------------------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           0     (Does not include shares that may be acquired by the Reporting Persons pursuant to the transactions described in Item 4.)
----------------------------------------------------------------------------------------------------------------------
(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                                                               / /

----------------------------------------------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0% (Does not include shares that may be acquired by the Reporting
              Persons pursuant to the transactions described in Item 4.)
----------------------------------------------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON*

           CO
----------------------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------------------------------------------------------------------------------------------------------
CUSIP No.  521864207                                    13D                                              Page 5 of 15
----------------------------------------------------------------------------------------------------------------------
(1)        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           SPRI, Ltd.  36-4478949
----------------------------------------------------------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a) / /
                                                                                                              (b) /X/
----------------------------------------------------------------------------------------------------------------------
(3)        SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS*

           OO
----------------------------------------------------------------------------------------------------------------------
(5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                              N/A / /
----------------------------------------------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
----------------------------------------------------------------------------------------------------------------------
             NUMBER OF SHARES               (7)      SOLE VOTING POWER
            BENEFICIALLY OWNED
            BY EACH REPORTING                        0
               PERSON WITH
----------------------------------------------------------------------------------------------------------------------
                                            (8)      SHARED VOTING POWER

                                                     0
----------------------------------------------------------------------------------------------------------------------
                                            (9)      SOLE DISPOSITIVE POWER


                                                     0
----------------------------------------------------------------------------------------------------------------------
                                            (10)     SHARED DISPOSITIVE POWER

                                                     0
------------------------------------------- -------- -----------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           0     (Does not include shares that may be acquired by the Reporting Persons pursuant to the transactions described in Item 4.)
----------------------------------------------------------------------------------------------------------------------
(12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                                                               / /

----------------------------------------------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0% (Does not include shares that may be acquired by the Reporting
              Persons pursuant to the transactions described in Item 4.)
----------------------------------------------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON*

           CO
----------------------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 6 of 15
-------------------------------------------------------------------------------

         This Amendment No. 3 is being filed jointly by Robert M. Figliulo, David A. Figliulo, SPRI, Ltd., a Delaware corporation ("SPRI") and SPRI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SPRI ("SPRI Acquisition Corp."), hereinafter collectively referred to as the "Reporting Persons," to amend and supplement the Statement on Schedule 13D, filed on October 9, 2001 by the Reporting Persons (other than SPRI Acquisition Corp. and SPRI) with respect to the Common Stock, Par Value $.01 Per Share (the "Common Stock") of Leapnet, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 filed on November 6, 2001 and Amendment No. 2 filed on November 16, 2001. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         Response unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended in its entirety as follows:

         This Amendment No. 3 is being filed by Robert M. Figliulo, David A. Figliulo, SPRI, Ltd., a Delaware corporation ("SPRI") and SPRI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SPRI ("SPRI Acquisition Corp."), hereafter collectively referred to as the "Reporting Persons".

         1. ROBERT M. FIGLIULO. Mr. Figliulo is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Figliulo's business address is 420 West Huron Street, Chicago, Illinois 60610. Mr. Figliulo is a U.S. citizen.

         2. DAVID A. FIGLIULO. Mr. Figliulo is a board member and
Vice-President--Sales of the Issuer. Mr. Figliulo's business address is 420 West Huron Street, Chicago, Illinois 60610. Mr. Figliulo is a U.S. citizen.

         3. SPRI, LTD. The address of the principal office of SPRI, Ltd. is 420 West Huron Street, Chicago, Illinois 60610. SPRI has been formed solely for the purpose of the offer to purchase outstanding shares of Common Stock of the Issuer.

         4. SPRI ACQUISITION CORP. The address of the principal office of SPRI Acquisition Corp. is 420 West Huron Street, Chicago, Illinois 60610. SPRI Acquisition Corp. has been formed solely for the purpose of the offer to purchase outstanding shares of Common Stock of the Issuer.

         The business address, present principal occupation or employment and Common Stock ownership of each director and executive officer of SPRI and SPRI Acquisition Corp. (collectively the "Covered Persons") is set forth in Schedule A hereto. All Covered Persons are United States citizens. The information contained in Schedule A is incorporated herein by

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 7 of 15
-------------------------------------------------------------------------------


reference.

         During the last five years, neither of the Reporting Persons, nor any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Neither SPRI or SPRI Acquisition Corp. has expended any funds in connection with acquiring beneficial ownership of any shares of Common Stock. These Reporting Persons are filing this statement as a precaution because they may be deemed to be beneficial owners of shares of Common Stock subject to the Contribution and Stockholder Support Agreement dated as of December 6, 2001 by and among the Issuer, SPRI, SPRI Acquisition Corp. and the stockholders of the Issuer set forth on the signature pages thereto (the "Contribution Agreement"). Each Reporting Person disclaims beneficial ownership of Common Stock held by any other Reporting Person.

         The amount of funds required by SPRI Acquisition Corp. to purchase all of the outstanding shares of Common Stock pursuant to the tender offer and to pay related fees and expenses is expected to be approximately $9.7 million. SPRI Acquisition Corp. currently intends to obtain all such funds through capital contributions or loans from Robert and David Figliulo.

         Pursuant to the Contribution Agreement, not later than the second business day prior to the date of initial expiration of the Offer (as defined below), Robert and David Figliulo will contribute all of their shares of Common Stock to SPRI Acquisition Corp.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by adding the following after the last paragraph thereof:


         Pursuant to an Agreement and Plan of Merger dated as of November 21, 2001 (the Merger Agreement) by and among the Issuer, SPRI, and SPRI Acquisition Corp. (included as Exhibit 4 to this Schedule 13D/A), SPRI Acquisition Corp. has made a tender offer (the "Offer") to purchase all of the outstanding shares of Common Stock of the Issuer (other than shares already owned by SPRI, SPRI Acquisition Corp. or any of their respective affiliates) for $1.85 per share, net to the seller in cash, without any interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. Following the consummation of the Offer, SPRI Acquisition Corp. will be merged with and into the Issuer (the "Merger"). Following the effective time of the Merger, the separate corporate existence of SPRI Acquisition Corp. will cease and the Issuer will continue as the surviving corporation (the "Surviving Corporation").

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 8 of 15
-------------------------------------------------------------------------------

          Pursuant to the Contribution Agreement, Robert and David Figliulo have agreed to contribute all of their shares to SPRI Acquisition Corp., which shares will be counted in determining whether the minimum number of shares have been tendered, and to vote such shares in favor of the Merger Agreement and the transactions contemplated thereby if stockholder approval is required. In addition, with certain exceptions, Robert and David Figliulo agreed not to sell, transfer, pledge or encumber such shares other than pursuant to the terms of the Offer, the Merger or the Merger Agreement, or to enter into any voting arrangement or understanding with respect to such shares.

          Further information about the terms of the Offer and the Merger is provided in the Tender Offer Statement on Schedule TO filed with the SEC on December 13, 2001. Additional information about the factors and matters considered by the Board of Directors of the Issuer is provided in the Schedule 14D-9, filed with the SEC on December 14, 2001.

          The Merger Agreement provides that, upon the purchase by SPRI Acquisition Corp. of shares of Common Stock pursuant to consummation of the Offer, SPRI Acquisition Corp. may designate such number of directors (rounded up to the next whole number) on the Board of Directors of the Issuer that gives SPRI Acquisition Corp. representation on the Board that equals the product of
(1) the total number of directors on the Board and (2) the percentage that the number of shares of Common Stock purchased by SPRI or SPRI Acquisition Corp. bears to the aggregate number of shares of Common Stock then outstanding. The Issuer agrees to promptly take all actions necessary to cause such designees to be so elected, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement further provides that the individuals serving as directors of SPRI Acquisition Corp. at the effective time of the Merger will be the directors of the Surviving Corporation and the individuals serving as officers of the Issuer at the effective time will be the officers of the Surviving Corporation.

          The Merger Agreement provides that at the effective time of the Merger, the certificate of incorporation and by-laws of the Issuer will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable law.

          If the Merger is consummated as planned, the Issuer will no longer be a public company and the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and will no longer be quoted on the Nasdaq National Market or otherwise publicly traded.

          Other than as described herein (including any information incorporated by reference), each of the Reporting Persons currently has no plan or proposals which relate to, or may result in, any of the matters listed in clauses (a) through (j) of Item 4 of the Schedule 13D form. However, each of the Reporting Persons reserves the right to develop such plans. The Reporting Persons intend to review, from time to time, the possible courses of action referred to above and to take such action with respect to the Issuer as they consider desirable in light of the

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 9 of 15
-------------------------------------------------------------------------------

circumstances then prevailing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

         (a) The aggregate percentage of the Common Stock reported owned by the Reporting Persons named herein is based upon 5,840,992 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001.

         As of the close of business on December 18, 2001, the Reporting Persons collectively own 874,908 shares of Common Stock, constituting approximately 15.0% of the shares of Common Stock outstanding.

         Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock that may be beneficially owned by such Reporting Person and (ii) the percentage of outstanding Common Stock that may be beneficially owned by such Reporting Person in each case as of the date of this filing.

         Robert Figliulo beneficially owns 517,777 shares of Common Stock, constituting approximately 8.9% of the shares of Common Stock outstanding. This includes 119,177 shares owned by the Robert M. Figliulo Grantor Retained Annuity Trust, for which Robert Figliulo serves as sole trustee and has sole investment and voting discretion, includes 53,995 shares owned by Figliulo Family Associates II L.P., a Delaware limited partnership, for which partnership Robert Figliulo is a general partner and serves as trustee and has sole investment and voting discretion, and includes 13,020 shares owned by the Robert M. and Kim M. Figliulo Family Foundation, for which Robert Figliulo serves as trustee and has sole investment and voting discretion.

         David Figliulo has sole beneficial ownership of 357,131 shares of Common Stock, constituting approximately 6.1% of the shares of Common Stock outstanding. This includes 108,443 shares owned by the David A. Figliulo Grantor Retained Annuity Trust, for which David Figliulo serves as sole trustee and has sole investment and voting discretion. This does not include an aggregate of 12,138 shares held by the Figliulo Family Associates, L.P., a Delaware limited partnership, of which partnership Mr. Figliulo is a general partner. Mr. Figliulo disclaims beneficial ownership of such shares.

         (b) Except as set forth above and except as to the matters set forth in the Contribution Agreement as described in Item 3 and 4 above, each of the Reporting Persons and Covered Persons has the sole power to vote and the sole power to dispose or to direct the disposition of the Common Stock reported for it, him or her in this Schedule 13D.

         (c) No transactions in the Common Stock have been effected during the past sixty

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 10 of 15
-------------------------------------------------------------------------------

days by the Reporting Persons or Covered Persons.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by adding the following after the last paragraph thereof:

         The information set forth, or incorporated by reference, in Items 4 and 5 is hereby incorporated by reference.

         On November 21, 2001, Robert and David Figliulo delivered a letter to the Issuer pursuant to which they acknowledged SPRI Acquisition Corp.'s obligations under the Merger Agreement and agreed to cause SPRI Acquisition Corp. to have such sufficient funds. They also agreed to contribute all of their shares of Common Stock to SPRI Acquisition Corp. and to negotiate in good faith and execute, within ten business days from such date, a contribution agreement.

         Except as described in this Schedule 13D, the Reporting Persons do not presently have any other material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
Exhibit 1       Joint Filing Agreement*

Exhibit 2       Standstill Agreement*

Exhibit 3       Amendment No. 1 to the Joint Filing Agreement

Exhibit 4 Agreement and Plan of Merger, dated November 21, 2001 by and among Leapnet, SPRI and SPRI Acquisition Corp. (incorporated herein by reference to Annex A of the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO filed by SPRI Acquisition
                Corp. with the SEC on December 13, 2001)

Exhibit 5       Letter Agreement, dated as of November 21, 2001, by and among
                Leapnet, Robert M. Figliulo and David A. Figliulo (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by SPRI Acquisition Corp. with the SEC on December 13, 2001)

Exhibit 6       Contribution and Stockholder Support Agreement, dated as of

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 11 of 15
-------------------------------------------------------------------------------

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
                December 6, 2001, by and among Leapnet, SPRI, SPRI Acquisition
                Corp. and the stockholders of Leapnet set forth on the
                signature pages thereto (incorporated herein by reference to
                Exhibit (d)(3) to the Schedule TO filed by SPRI Acquisition
                Corp. with the SEC on December 13, 2001)

Exhibit 7 Offer to Purchase, dated December 13, 2001 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO filed by SPRI Acquisition Corp. with the SEC on December 13, 2001)

* Previously filed with Schedule 13D filed on October 9, 2001.

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 12 of 15
-------------------------------------------------------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2001





                                         /s/  Robert M. Figliulo
                                       -----------------------------
                                              Robert M. Figliulo




                                         /s/  David A. Figliulo
                                       ----------------------------
                                              David A. Figliulo


                                       SPRI ACQUISITION CORP.

                                       By:   /s/  Robert M. Figliulo
                                           -----------------------------
                                       Name: Robert M. Figliulo
                                       Title: President


                                       SPRI, LTD.

                                       By:   /s/  Robert M. Figliulo
                                           -----------------------------
                                       Name: Robert M. Figliulo
                                       Title: President

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 13 of 15
-------------------------------------------------------------------------------

                                   SCHEDULE A

         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                      SPRI ACQUISITION CORP. AND SPRI, LTD.


1.       BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF SPRI ACQUISITION CORP.

         The following table sets forth the name, present principal occupation or employment and Common Stock ownership of each director and executive officer of SPRI Acquisition Corp. Each such person is a U.S. Citizen and the business address of each such person is 420 West Huron Avenue, Chicago, Illinois 60610.

                                                                    OWNERSHIP OF
              NAME          PRESENT PRINCIPAL OCCUPATION OR         COMMON STOCK
                                       EMPLOYMENT
Robert M. Figliulo      Chairman of the Board and Chief              See Item 5
                        Executive Officer of Leapnet, Inc.

David A. Figliulo       Director and Vice President--Sales of        See Item 5
                        Leapnet, Inc.



2.       BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF SPRI, LTD.

         The following table sets forth the name, present principal occupation or employment and Common Stock ownership of each director and executive officer of SPRI, LTD. Each such person is a U.S. Citizen and the business address of each such person is 420 West Huron Avenue, Chicago, Illinois 60610.

                                                                    OWNERSHIP OF
              NAME          PRESENT PRINCIPAL OCCUPATION OR         COMMON STOCK
                                       EMPLOYMENT
Robert M. Figliulo      Chairman of the Board and Chief              See Item 5
                        Executive Officer of Leapnet, Inc.

David A. Figliulo       Director and Vice President--Sales of        See Item 5
                        Leapnet, Inc.

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 14 of 15
-------------------------------------------------------------------------------


                                INDEX OF EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
Exhibit 1       Joint Filing Agreement*

Exhibit 2       Standstill Agreement*

Exhibit 3       Amendment No. 1 to the Joint Filing Agreement

Exhibit 4 Agreement and Plan of Merger, dated November 21, 2001 by and among Leapnet, SPRI and SPRI Acquisition Corp. (incorporated herein by reference to Annex A of the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO filed by SPRI Acquisition
                Corp. with the SEC on December 13, 2001)

Exhibit 5       Letter Agreement, dated as of November 21, 2001, by and among
                Leapnet, Robert M. Figliulo and David A. Figliulo (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by SPRI Acquisition Corp. with the SEC on December 13, 2001)

Exhibit 6       Contribution and Stockholder Support Agreement, dated as of
                December 6, 2001, by and among Leapnet, SPRI, SPRI Acquisition
                Corp. and the stockholders of Leapnet set forth on the signature pages thereto (incorporated herein by reference to Exhibit
                (d)(3) to the Schedule TO filed by SPRI Acquisition Corp. with the SEC on December 13, 2001)

Exhibit 7 Offer to Purchase, dated December 13, 2001 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO filed by SPRI Acquisition Corp. with the SEC on December 13, 2001)

* Previously filed with Schedule 13D filed on October 9, 2001.

-------------------------------------------------------------------------------
CUSIP No.  521864207                    13D                       Page 15 of 15
-------------------------------------------------------------------------------

                                                                       EXHIBIT 3


                               AMENDMENT NO. 1 TO
                             JOINT FILING AGREEMENT

         SPRI Acquisition Corp. and SPRI, Ltd. hereby agree, and each of the other undersigned parties acknowledge, that SPRI Acquisition Corp. and SPRI, Ltd. hereby agree to join and be bound by that certain Joint Filing Agreement dated October 8, 2001, filed as Exhibit 1 to the Schedule 13D.

         IN WITNESS WHEREOF, the undersigned have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Dated:  December 18, 2001

                                       SPRI ACQUISITION CORP.

                                       By: /s/ Robert M. Figliulo
                                           -----------------------------
                                       Name: Robert M. Figliulo
                                       Title: President


                                       SPRI, LTD.

                                       By:   /s/  Robert M. Figliulo
                                           -----------------------------
                                       Name: Robert M. Figliulo
                                       Title: President




                                         /s/  Robert M. Figliulo
                                       -----------------------------
                                              Robert M. Figliulo


                                         /s/  David A. Figliulo
                                       ----------------------------
                                              David A. Figliulo